

October 13, 2010

Don Ross, President
Harbor Island Development Corp.
2275 NW 150th Street, Unit B
Opa Locka, FL 33054

    Re: **Harbor Island Development Corp.**
                Amendment No. 3 for Registration Statement on Form S-1
                File No. 333-166522
                Filed on September 23, 2010

Dear Mr. Ross:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1.   We note your response to comments one and two of our letter dated August 12, 2010, and we reissue them in part. On page eight, you disclose your cash balance as of August 1, 2010 to be $15,444. This amount appears to be your cash balance on March 31, 2010, while your cash balance as of June 30, 2010 decreased to $4,594 according to your financial statements. It is unclear why your cash balance at August 1, 2010 would significantly rise despite you not having any revenues or sales of unregistered securities during this period. Please revise to clarify. To the extent your cash balance is less than $4,594, please revise to provide the basis of your assertion you have sufficient cash to operate for four months without additional financing, other than the deferred management fees owed to Mr. Don Ross. In addition, you should revise your disclosure on pages eight and 26 to indicate your cash balance at the most recent date practicable.

2.   The revised disclosure in this section says that receipt of the maximum amount of proceeds would require you to obtain additional funding to operate for one year. This disclosure does not appear to agree with the second full paragraph under the use of proceeds table.

Risk Factors, page 7

3.   We note your response to comment three of our letter dated August 12, 2010, and we reissue the comment in part. Please revise the second risk factor on page eight to clarify, if true, that Mr. Don Ross has ability to set the conversion ratio, which would allow him to determine what percentage of the Company he will own at any time after the offering.

Use of Proceeds, page 13

4.   We note your response to comment five of our letter dated August 12, 2010 and we reissue it. It appears your anticipated revenues would be speculative given your lack of sales history, customers, an operational website, or distribution channels. Please revise your disclosure accordingly to clarify how long the Company will be able to operate with only nominal revenues in the next 12 months if the maximum amount of proceeds is raised. Further, the first sentence of the two paragraphs following the use of proceeds table do not appear to agree as one assumes the receipt of revenues and the other does not.

5.   We note your response to comments six and seven of our letter dated August 12, 2010 and we reissue them. You still have disclosure that provides you with significant discretion as to your use of proceeds. If you reserve the right to change your use of proceeds, you must clearly indicate under what circumstances you would do so and what those alternative uses of proceeds would be if those circumstances occurred. In this regard, the disclosure that any change in the use of proceeds "would be limited to a proportionate reduction in funds allocated to each specific item listed" is not clear and appears to limit the discretion to change the uses of proceeds.

6.   Please add narrative to disclose the uses of proceeds and amounts of those uses if proceeds are less than 50% or between 50% and 100%.

7.   Some of the percentages in the table do not appear correct. Please revise or advise.

8.   The amounts of $25,000 and $15,000 in the paragraphs at the end of this section do not appear to agree with the table. Please reconcile or revise.

9.   Your Use of Proceeds table appears inconsistent with the amounts listed on pages 24, 25, and 27. Please revise to reconcile.

10.   We note your revised Use of Proceeds table has a lower amount of Offering Expenses, Accounting, and Legal and Professional Fees if less than the maximum amount of shares are sold. Please revise to clarify why these amounts would be variable based on the amounts raised in this offering.

Description of Business, page 19

11.   We note your response to comment eight of our letter dated August 12, 2010, and we reissue it. You anticipate that your start up costs for your first year to be approximately $15,000 to implement your business plan. We note that this is significantly lower than the amounts listed on page 27 for your business development and marketing expenses for your first 12 months. Please revise to reconcile.

12.   We note that Island Stuff USA has a website and appears to sell its products online to wholesalers. Please revise to clarify whether you would compete with Island Stuff USA for sales.

13.   We note your business plan includes advertising to hire sales staff in four to six months, but does not actually include hiring any staff or budgeting for their salaries. Please revise accordingly.

14.   In your prior amendment, you disclose part of your business plan is to open a retail location to sell your clothing products. Please clarify whether this is still part of your business plan. We note on page 23 you mention "rental of facility," but fail to clarify what you mean by this term.

Management Discussion and Analysis, page 26
Liquidity and Capital Resources, page 26

15.   We note your response to comment 10 of our letter dated August 12, 2010, and we reissue it in part. In light of your new business plan and its focus on your website, please revise to reconcile your disclosure on page 27 that you will spend $1,000 per month to seek and secure retail locations. Also, please revise to clarify that the table on page 27 includes compensation to Mr. Ross, or if it assumes he will continue to defer his monthly management fee.

Security Ownership of Certain Beneficial Owners and Management, page 32

16.   We note your response to comment 16 of our letter dated August 12, 2010 and we reissue it in part. We note your illustration that, at the offering price, the amounts owed to Mr. Ross could be converted into approximately 200,000 shares of common stock. Please revise to also note, if true, that Mr. Ross could receive an undeterminable amount of common stock in the next 60 days because the conversion ratio is solely by his discretion.

Certain Relationships and Related Transactions, page 32

17.   Please revise this section to include the note payable owed to Mr. Don Ross, as described on page F-8.

June 30, 2010 Financial Statements, page F-1

18.   Please present an unaudited statement of stockholders' deficiency for the period from the latest fiscal year end of March 31, 2010 to the interim balance sheet date of June 30, 2010. Refer to Rule 8-03 of Regulation S-X.

19.   Please provide a subsequent events footnote to disclose the date through which you have evaluated subsequent events and state whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

20.   We note on page 26 that Mr. Ross receives a monthly fee of $2,500, which may be converted into shares of common stock at a conversion rate to be determined solely by Mr. Ross. Please disclose the obligation to issue an undefined amount of shares in your financial statement footnotes, and tell us how you account for the liability that may be converted at an undefined conversion rate. In your response, cite the specific accounting guidance that you applied in arriving at your accounting treatment.

Statement of Operations, page F-3

21.   Please revise to provide a statement of operations for the period from inception date, March 19, 2010 to June 30, 2010, pursuant to ASC 915-225-45-1.

22.   We note your disclosure from page 11 that you pay $2,500 per month to Mr. Ross for his services to the company and such fees are being accrued and deferred. However, it does not appear management fees were accrued as of and for the three months ended June 30, 2010 in your financial statements. Please clarify or revise.

You may contact Steve Lo (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Wade Huettel, Esq.
       Fax: (619) 330-1888